April 16, 2012

Via EDGAR

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Liz Claiborne, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Commission File No. 1-10689

Dear Ms. Jenkins:

Thank you for your letter dated April 2, 2012 regarding the Liz Claiborne, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  We have provided our responses to your comments and have set forth such comments below, to assist your review.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-9

Note 1.  Basis of Presentation and Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

1.              We note your disclosure that proceeds received from the sale of gift cards are recorded as a liability and recognized as sales when redeemed by the holder.  Please further describe to us your revenue recognition policy with respect to gift cards, including your policy for gift card breakage and quantify for us the amount of breakage you recognized in each of the past three years.  Also confirm to us that you will enhance your disclosure in future filings to describe your policy for gift card breakage, and provide us with the text of your proposed future disclosure.

Response

We respectfully advise the Staff that the Company’s gift cards do not expire and its policy is to not record breakage on gift cards.  Accordingly, no breakage amounts were recorded in the last three fiscal years.  We reduce the gift card liability when card amounts are redeemed or escheated to various states, necessary filings are completed and no liability remains.  We also advise the Staff that our liability for gift cards amounted to approximately $6.0 million as of December 31, 2011.  To the extent that our policy for gift card breakage remains unchanged, we will include disclosure in our next Annual Report on Form 10-K to state, “The Company does not recognize revenue for estimated gift card breakage.”

Note 2.  Discontinued Operations, page F-18

2.              We note in your Form 8-K filed on February 29, 2012 that you present pro-forma adjusted net sales and pro-forma adjusted EBITDA that adjusts for the results of operations associated with certain brands that you sold or exited, but did not present as discontinued operations.  Please explain to us in sufficient detail why you believe the results of operations associated with these sold or exited brands should not be presented as discontinued operations under ASC 205-20-45-1.

Response

Each brand referred to in the Form 8-K that has been sold or exited, but not presented as discontinued operations is discussed individually below.

A.                        Liz Claiborne

Background

In October 2009, the Company entered into a multi-year license and design services agreement (the “2009 JCP Agreement”) with J.C. Penney Corporation, Inc. (“JCP”) which granted JCP an exclusive right and license (subject to pre-existing licenses and certain limited exceptions) to use the Liz Claiborne, Liz & Co., Claiborne and Concepts by Claiborne trademarks (the “Trademarks”), in exchange for the payment of royalties to the Company.

The 2009 JCP Agreement provided that the Company would maintain its rights to manufacture and sell jewelry bearing the Trademarks to JCP on an exclusive basis at mutually agreed upon prices. The 2009 JCP agreement also allowed the Company to sell Lizwear branded apparel to wholesale club stores.

In October 2009, the Company also entered into a multi-year license agreement with QVC, granting rights (subject to pre-existing licenses) to certain of the Company’s trademarks and other intellectual property rights. QVC has the rights to use the Liz Claiborne New York (“LCNY”) brand on any apparel, accessories, or home categories in their US and international markets. QVC merchandises and sources the product and the Company provides brand management oversight. This agreement provides for the payment to the Company of a royalty based on net sales.

In November 2011, the Company completed a transaction to sell the intellectual property related to the Liz Claiborne family of brands on a global basis to JCP (the “2011 JCP Transaction”), including: (i) all acquired trademarks; (ii) all acquired designs; (iii) all acquired domain names; and (iv) all acquired social media accounts.  Following execution of the 2011 JCP Transaction, the licensing cash flows from JCP ceased, but the Company continues to utilize the intellectual property that was sold to JCP (which comprises the disposal group) by (i) designing, sourcing and selling Liz Claiborne branded jewelry exclusively to JCP through July 2020; (ii) designing, sourcing and selling Lizwear branded apparel; and (iii) earning royalties under the LCNY licensing agreement with QVC.

Analysis and Conclusion

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

We determined that the operations and cash flows of Liz Claiborne were not eliminated from the ongoing operations of the Company, since the Company continues to earn direct revenues from sales of Liz Claiborne branded products and from the ongoing license with QVC.  We also determined that the Company has significant continuing involvement with the disposed component.  The following four step process described in ASC 205-20-55-3 supports those conclusions.

Step 1:  Are continuing cash flows expected to be generated by the ongoing entity?

Yes.                         Continuing cash flows are being generated through the sale of Liz Claiborne branded jewelry to JCP, the sale of Lizwear apparel and royalties earned under the LCNY licensing agreement with QVC.

Step 2:  Do the continuing cash flows result from a migration or continuation of activities?

Yes.                         The continuing cash flows are the result of a migration / continuation of activities, since the Company continues to (i) sell jewelry to JCP following the disposal transaction; (ii) sell Lizwear apparel to substantially the same customers following the disposal transaction; and (iii) earn royalties under the LCNY licensing agreement with QVC.

Step 3:  Are the continuing cash flows significant?

Yes.                         The continuing cash inflows the Company generates in connection with the activities described in steps one and two are significant in comparison to the cash flows the Company expected to generate under the 2009 JCP Agreement.

Step 4:  Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

This step is not required to be analyzed since we believe significant direct cash inflows are being recognized as a result of a migration / continuation of activities, as discussed above.  However, we also believe that the current arrangements under which the Company designs, sources and sells jewelry to JCP, designs, sources and sells Lizwear branded apparel and conducts the LCNY licensing operations with QVC provide the Company with significant continuing involvement with the disposed component (where the disposal group consisted of Liz Claiborne intellectual property) following the disposal transaction through continued use of such intellectual property, including product design, sourcing, shipping and distribution.

B.                        Curve

Background

In August 2011, the Company amended its long-term license agreement with Elizabeth Arden, Inc. (“EA”), which included: (i) the sale of the trademarks for the Curve fragrance brand and selected other smaller fragrance brands; (ii) a lower effective royalty rate associated with the fragrance brands that remain under license, including the Juicy Couture and Lucky Brand fragrances; (iii) a reduction in the future guaranteed minimum royalties for the term of the license; and (iv) the pre-payment of certain royalties.

Analysis and Conclusion

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

We do not believe the individual brands under the EA contract meet the definition of a component, since the EA contract is managed as a single group and associated cash flows are not directly attributable to each brand.  The EA contract includes:

•                  An aggregate minimum sales requirement;

•                  An aggregate guaranteed minimum royalty; and

•                  A blended royalty rate across all brands covered by the contract with a change in the overall rate at an aggregate predetermined sales level.

We believe the Curve and other fragrance brands sold to EA do not have separately identifiable cash flows from the other brands included in the EA contract and therefore, those brands do not meet the definition of a component and may not be presented as discontinued operations.

C.                        Dana Buchman

Background

In January 2008, the Company entered into an exclusive licensing agreement with Kohl’s Corporation (“Kohl’s”), pursuant to which Kohl’s was the exclusive retailer of the Dana Buchman brand, the Company designed apparel products and the Company designed, sourced and sold jewelry to Kohl’s.  The agreement also provided for Kohl’s to pay the Company royalties and design fees.

Products included under the licensing agreement were wearing apparel, intimate apparel, accessories (including jewelry, handbags, small leather goods and other items), footwear, home and fragrance and beauty products (collectively, the “Licensed Products”).

Under the agreement, the Company provided design services to Kohl’s for such products, but also sourced and sold jewelry to Kohl’s in a wholesale arrangement.  As a result, the Company generated cash flows under this arrangement from: (i) the sale of jewelry products to Kohl’s; (ii) the receipt of guaranteed minimum royalties from Kohl’s related to sales of the Licensed Products, including jewelry; and (iii) the receipt of excess royalties from Kohl’s related to sales of the Licensed Products, also including jewelry.

In October 2011, the Company and Kohl’s entered an agreement, pursuant to which Kohl’s purchased all of the Dana Buchman intellectual property from the Company.  Following execution of that agreement, the licensing cash flows from Kohl’s ceased, but the Company continues to utilize the intellectual property that was sold to Kohl’s (which comprises the disposal group) by designing, sourcing and selling Dana Buchman branded jewelry exclusively to Kohl’s for a period of at least two years.

Analysis and Conclusion

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

We determined that the operations and cash flows of Dana Buchman were not eliminated from the ongoing operations of the Company since the Company continues to earn direct revenues from sales of Dana Buchman branded jewelry.  We also determined that the Company has significant continuing involvement with the disposed component.  The following four step process described in ASC 205-20-55-3 supports those conclusions.

Step 1:  Are continuing cash flows expected to be generated by the ongoing entity?

Yes.                         Continuing cash flows are being generated through sales of Dana Buchman branded jewelry to Kohl’s.

Step 2:  Do the continuing cash flows result from a migration or continuation of activities?

Yes.                         The continuing cash flows are the result of a migration / continuation of activities, since the Company continues to sell jewelry to Kohl’s following the disposal transaction.

Step 3:  Are the continuing cash flows significant?

Yes.                         The continuing cash inflows the Company generates in connection with ongoing sales of jewelry to Kohl’s are significant in comparison to the cash flows the Company expected to generate under the previous arrangement with Kohl’s.

Step 4:  Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

This step is not required to be analyzed since we believe significant direct cash inflows are being recognized as a result of a migration / continuation of activities, as discussed above.  However, we also believe that the current arrangement under which the Company sells jewelry to Kohl’s provides the Company with significant continuing involvement with the disposed component (where the disposal group consisted of Dana Buchman intellectual property) following the disposal transaction through continued use of such intellectual property, including design, sourcing and distribution.

D.                        Axcess

Axcess is a brand that was sold under a wholesale arrangement principally to Kohl’s, which did not place orders for Axcess branded merchandise for seasons subsequent to spring / summer 2011.

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Since the Axcess brand was not disposed of and was not classified as held for sale, we believe presentation of its results of operations is not permitted under ASC 205-20-45-1.  We continue to seek opportunities for wholesale or licensing arrangements with other parties for this brand.

E.                        DKNY ® Jeans

We do not believe presentation of the results of operations of DKNY® Jeans (“DKNY”) as discontinued operations for the year ended December 31, 2011 is appropriate because DKNY was not disposed of or classified as held for sale as of that date.

The DKNY transaction represented the early termination of a license (effective in January 2012), rather than a sale or disposal transaction. In addition, the contract with Donna Karan International, Inc. (“DKI”) did not permit the Company to sell or assign its rights under the contract to a third party.  Accordingly, the requirements of ASC 360-10-45-9 were not met and DKNY was not held for sale.

Additionally, we do not believe it is appropriate to present the results of operations of DKNY as discontinued operations for any period subsequent to 2011 because:

•                  The DKNY transaction represented the early termination of a license rather than a sale or disposal transaction and there is no disposal group; and

•                  The DKNY operations are not a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group and therefore, do not constitute a component.

The following facts support that the Company was the contractually licensed agent of the intellectual property owner with limited rights for a limited amount of time and that no disposal group exists:

•                  The Company was not permitted to sell DKNY products in channels (such as specialty retail or e-commerce) that were not approved by DKI and could not open outlet stores in close proximity to a DKI retail location.

•                  The Company was not permitted to sell DKNY products to customers not approved by DKI.

•                  The Company was not permitted to sell product categories not approved by DKI.

•                  The Company was not permitted to sell products at price point categories not approved by DKI.

•                  The Company could not cease DKNY operations without being in violation of its contractual agreement with DKI.

•                  The Company did not have the unilateral right to renew the agreement.

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me directly at (212) 626-1640.

Sincerely,

/s/ George M. Carrara

George M. Carrara
Executive Vice President, Chief Financial Officer and
Chief Operating Officer